Exhibit 23.1

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the inclusion in this Registration Statement of Armada Acquisition Corp. II on Form S-1 of our report dated December 23, 2024, except for Note 7 as to which the date is March 25, 2025, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Armada Acquisition Corp. II as of November 15, 2024 and for the period from October 3, 2024 (inception) through November 15, 2024, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum LLP

Marcum LLP

Morristown, NJ

March 25, 2025